TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102F1

FOR THE YEAR ENDED OCTOBER 31, 2004

 March 15, 2005

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and should be read in conjunction with the year-end audited consolidated financial statements for the year ended October 31, 2004.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement

The following information, prepared as of March 15, 2005, should be read in conjunction with the October 31, 2004, year-end audited financial statements of the Company.

DESCRIPTION OF BUSINESS

Titan Trading Analytics Inc. (“Titan” or the “Company”) has an inactive wholly owned subsidiary, Titan Trading Corp., and a wholly owned subsidiary, Titan Trading GP Inc., the general partner for Titan Trading Limited Partnership 1, a newly formed Limited Partnership.  All inter-company balances and transactions have been eliminated on consolidation.  Titan Trading Limited Partnership 1 was formed subsequent to yearend.

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software.  The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993.  In June 2003 Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies, LLC (Cignal) and has developed an automated trading platform using and further developing the Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations.

Titan currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.  These products are known as: 1) the N1Expert Trading System and 2) Titan’s Order Processing Software, or TOPS.

The Company’s wholly owned market timing software, N1Expert, relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems.  Neural networks constitute an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans.  The software is “taught” to recognize complex patterns through trial and error, without being programmed with specific preconceived rules.  This pattern recognition ability allows the software to generate buy and sell signals on the S&P 500 futures contracts to trade large swings on the S&P 500 stock index.

The automated trading platform, TOPS, which the Company has certain rights to pursuant to a license with Cignal, may conceptually be divided into two parts:

▪

Trading system software; and

▪

Automatic order execution software

These parts, when assembled with other components form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looking for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to trade execution engines, currently RediPlus and RealTick.  The software can operate in simulation mode, where no orders are actually placed, in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, where orders are executed without any operator intervention.

Titan holds an exclusive use license and a third party revenue interest in the TOPS Technology and plans to exploit this Technology and Titan’s wholly owned proprietary software in two ways:

1.

by establishing a profitable trading operation; and

2.

by marketing and licensing software to third parties.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of such a system during 2004.  The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios.

The Company is a reporting Issuer in Canada and the United States.  Titan’s shares trade in the United States on the Over-The-Counter Bulletin Board and In Canada on the TSX Venture Exchange.

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders. Additionally, Titan expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors.  Sales will be conducted by direct selling and referrals.  The selling proposition is that the software and service improves trading results.  During 2004 the Company began beta testing and trading in a third party account.   In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of US Trading Operations, began trading an account for the same third party using the Technology.  As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results.  It is the Company’s intention to use this trading performance to attract paying clients.

The main focus for 2005 will be to market and license to other trading firms, and utilize for the Company’s trading operations, the Company’s stock market timing software and the Technology. The Company has also formed a Limited Partnership to raise capital and will use the automated trading programs.

OVERALL PERFORMANCE

Titan has had no operating revenue to date, and continues to fund the Company solely through private placements.

Equity placements

During 2004, the Company completed three placements of common shares and immediately detachable purchase warrants, as described below:

On March 16, 2004, the Company issued 1,240,000 common shares and 1,240,000 detachable warrants for proceeds of $124,000.  Of the net proceeds, $64,000 and $60,000 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.12 are immediately exercisable and expire on March 16, 2006.

On August 30, 2004, the Company issued 1,212,000 common shares and 1,212,000 detachable warrants for proceeds of $121,000.  Of the net proceeds, $39,000 and $82,000 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.12 are immediately exercisable and expire on March 16, 2006.

On October 22, 2004, the Company issued 759,999 common shares and 759,999 detachable warrants for proceeds of $114,000.  Of the net proceeds, $96,000 and $18,000 have been allocated to common shares and warrants, respectively.  The warrants, which have an exercise price of $0.20, are immediately exercisable and expire on October 22, 2005.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others: completing a private placement (Note 11), obtaining financing from new lenders, and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2005, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash and cash equivalents, goods and services tax receivables, accounts payable, and loans and advances.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, due to their short-term nature.

It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however all of the Company’s property is currently located in Canada.  To date the Company has not generated revenues, and has relied on funding solely through private placements.

In November 2004, the Company opened an office in West Palm Beach, Florida to be used as a base for Titan’s US trading operations.  Mr. Carrozza is the director of Titan’s US trading operation.  He is a registered series 7 and 63 broker, has eighteen years experience and is the chief trading architect behind the Company’s trading logic for TOPS.  Establishing a US presence will facilitate the Company’s business objectives and enable the Company to introduce TOPS to the trading community.  The office also provides a training location for Titan’s future business partners.

SELECTED ANNUAL INFORMATION AND RESULTS FROM OPERATIONS

	For Year Ended October 31
	2004 (audited)	2003 (audited)	2002 (audited)
Net sales/total revenues	NIL	NIL	44,935
Net Loss	457,589	162,137	661,062
Net loss per share (fully diluted)	.04	.02	.07
Assets	93,453	16,328	8,115
Long-term financial liabilities	NIL	NIL	NIL
Dividends declared per share	NIL	NIL	NIL

RESULTS OF OPERATIONS

During 2004, the Company focused on the further development of the software trading programs, re-writing code in preparation for the commencement of beta testing and trading in a third party account with its trading software.  Research and development increased by $139, 488 over the prior year, in comparison to $86,415 for the year ended October 31, 2002.

Professional fees increased significantly with new financial reporting requirements for the multi-jurisdiction filings.  The Company retained an accounting firm, rather than an in-house accountant to prepare the yearly financial statements in 2004.  Professional fees for the year ending October 31, 2004 were $120,299, in comparison to $25,244 for the same period ending October 31, 2003 and $27,802 for 2002.

Amortization expense for the year ended October 31, 2004 was $4,247, in comparison to $1,766 for 2003, and $246,300 for the year ended October 31, 2002.

In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, Director of US Trading Operations, began trading an account for the same third party using the Technology.  As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the financial results.  It is the Company’s intention to use this trading performance to attract paying clients.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended
	Oct 31 2004	July 31 2004	April 30 2004	Jan 31 2004
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	429	134,760	127,553	194,847
Net loss per share (fully diluted)	.01	.01	.01	.02

	For the three month period ended
	Oct. 31 2003	July 31 2003	April 30 2003	Jan 31 2003
Net sales/total revenues	Nil	Nil	Nil	2,598
Net loss	45,470	51,296	59,942	5,429
Net loss per share (fully diluted)	.01	.01	.01	.01

The statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ materially with those established in the United States, except as disclosed in Note 11 of the year-end audited financial statements.

The Company has not experienced any large fluctuations from quarter to quarter during 2004 other than the three month period ended October 31, which includes a reversal of $151,500 of compensation expense, which had been accounted for during the prior periods of 2004.

During 2003, the Company was restructuring and had very limited overhead in 2004.  All general and administrative expenses increased due to the increased activity on the development of the trading software programs.

Research and development costs were $139,488 for the year ended October 31, 2004 (2003 – Nil) due to the development of the trading software programs.

Professional fees for the year ended October 31, 2004 were $120,299, in comparison to $25,244 for the previous year.  This is due to the Company engaging an outside accounting firm to prepare the quarterly financial statements, and increased filing requirements.

LIQUIDITY

The Company’s working capital deficiency as of October 31, 2004, was $324,246        and the capital deficiency was $305,191.

The Company has since its inception, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.

The future ability of the Company to realize full commercialization and sales of the Technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.

The Company expended all of its efforts in 2004 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software. On February 22, 2005, Titan announced the release of the first version of its automated trading platform known as TOPS which will greatly assist traders with trading activities.  This trading platform has been used by Mr. Carrozza, at the Company’s US trading office.  On December 15, 2004, the Company began trading in its own account and over a sixty day period had an annualized return of 116%.

The Company also announced the creation of its first limited partnership, Titan Trading Limited Partnership 1 (TTLP1).  The general partner, Titan trading GP Inc., is a wholly owned subsidiary of the Company.  The limited partners must be accredited investors.  TTLP1 will offer up to 100 units at US $10,000 per unit.  TTLP1 will trade the funds using TOPS software and the N1 Expert System (a system designed to profit from large multi-day moves on the broad S&P 500  (Standard and Poors) stock market index) for a period of approximately two years.  The profits will initially be divided on the basis of 80% to the limited partners and 20% to the general partner of TTLP1. When 100% return to the limited partners has been achieved, the profits henceforth will be disbursed on a 50/50 basis.  There will be an annual fee paid to the Company equal to 2% of the net asset value of TTLP1.

SUBSEQUENT EVENTS

On November 30, 2004, the Company completed a private placement for an aggregate amount of $204,550.  1,363,667 units were issued at $0.15 per unit, which were comprised of one common share and one common share purchase warrant exercisable at $0.20 in year one, and $0.25 in year two, and expiring on November 30, 2006.  Dr. Powell, subscribed for 400,000 units of the placement.

In December 2004, the Company announced Mr. Robert Roddick joined the Board of Directors.

In January 2005, the Company completed a shares for debt settlement transaction with an arm’s length party and a related party.  The total debt extinguished was $209,809, of which $89,104 was comprised of loans and advances from Dr. Powell, an officer and director of the Company.  The common shares in the capital of the Company were issued at a deemed price of $0.12.   Dr. Powell was issued 742,533 common shares.

On February 14, 2005, pursuant to a private placement, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consisted of one common share and one common purchase warrant exercisable at $0.20 in year one and $0.25 in year two, and expiring on February 14, 2007.  Dr. Powell, subscribed for 300,000 units and Mr. Roddick subscribed for 66,667 units of the placement.

In February and early March 2005, the Company completed two of the three closings of a private placement offering in an amount of CDN $120,000 (US $100,000).  The units had a subscription price of $0.12 Canadian ($0.10 US) per unit.  Each unit consisted of one common share and one half of a purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 Canadian ($0.15 US) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.

TRANSACTIONS WITH RELATED PARTIES

The related party transactions are in the normal course of operations and are recorded at the exchange amount.

An amount of $62,335, classified as a receivable, was due from a director.  The amount was non interest bearing, unsecured, and had no fixed terms of repayment.  Subsequent to year-end, the loan was settled.

As previously disclosed, an amount of $103,256 was due and payable by the Company to a shareholder, director, and officer of the Company.  The amount was unsecured and had no established repayment terms.  In January 2005, 89,104 of the debt was settled, with the issuance of 742,533 common shares of the Company at a deemed price of $0.12.

Management fees and research and development costs of $200,520 (2003 - $110,586) were paid to officers and directors of the Company during 2004. Of this amount $103,256 (2003 - $69,680) was due to an officer and director as of October 31, 2004.

FOURTH QUARTER

A reversal of compensation expense in the amount of $151,500 was made in fourth quarter, October 31, 2004 which had been made during previous quarters.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Asset retirement obligations

Effective November 1, 2003, the Company adopted new Handbook Section 3110, “Asset Retirement Obligations.”  This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment.  These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows.  The asset retirement cost is capitalized as part of the related asset and is amortized into income over time.  The adoption of this new standard did not have an impact on the consolidated financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of March 15, 2005

Class	Par Value	Authorized	Issued
Common Shares	Nil	100,000,000	18,640,373

Description of Options, Warrants and Convertible securities outstanding, as of March 15, 2005.

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	1,500,000	$0.10	Dec. 22, 2008	N/A
Stock Options	200,000	$0.12	May 10, 2009	N/A
Stock Options	510,593	$0.155	Feb. 16, 2010	N/A
Stock Options*	1,250,000	$0.25	March 1, 2010	N/A

Purchase Warrants	1,190,000	$0.12	March 16, 2006	N/A
Purchase Warrants	1,212,000	$0.12	March 16, 2006	N/A
Purchase Warrants	759,999	$0.20	October 22, 2005	N/A
Purchase Warrants	1,363,667	$0.20 in year one $0.25 in year two	Nov. 30, 2006	N/A
Purchase Warrants	1,453,333	$0.20 in year one $0.25 in year two	Feb. 14, 2007	N/A
Purchase Warrants	250,000	$0.18	Feb. 28, 2006	N/A
Purchase Warrant	250, 000	$0.18	March 14, 2006	N/A

* The stock option grant is subject to shareholder approval at the Company’s next Annual General Meeting of Shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.